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CalEnergy
Radio 002
:60

CalEnergy, we're a global power company known for efficiency and quality service. We want to lead New Yorkers into a new era of energy competition.

We're committed to lower prices and better service for New Yorkers.

CalEnergy - we own over 20 generating facilities all over the world. Right here in New York, we own the environmentally advanced Plattsburgh generating station.

CalEnergy - we want to merge with the New York State Electric and Gas company and lower rates for residential and industrial customers.

We'll keep NYSEG's headquarters in New York - right where it belongs.

We're committed to reducing electric rates utilizing some of the successful strategies for efficiency and better service we've adopted for people all across the world.

New Yorkers deserve better service and lower rates.

The simple fact is that NYSEG has kept on raising your rates... CalEnergy wants to lower them.

Support lower electric rates... Support the CalEnergy - NYSEG merger proposal.